DENTONIA RESOURCES LTD.

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentonia@telus.net

February 5, 2002

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated February 5, 2002

Enclosed is a copy of our News Release dated February 5, 2002 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentonia@telus.net

CDNX Symbol: DTA
No. of Pages: 6

February 5, 2002

UPDATE
WO BLOCK, LAC DE GRAS, NWT

Further to Dentonia's news release of December 18, 2001 and its 2001 Annual Report, a review and evaluation of 1994 DO27 bulk sample results have now been completed and a more detailed review of the Falcon™ Survey [22 targets in total] concentrating on the WO9 target, or DO29N, in the WO claim block, has also been completed.

New Target – W09

Two diamond drill holes completed in 1993, were drilled at the margin of a magnetic anomaly in the vicinity of WO9 (DO29N), and drill hole 98DO29N-06, completed in 1998, was drilled to the south of the new Falcon™ Gravity anomaly.

The area surrounding the DO27 and DO18 (Tli Kwi Cho), DO29N (Target WO9 in the Falcon™ Gravity Survey) and DO29S has been surveyed as one contiguous block and is being "taken to a 21 year lease" under the "Canada Mining Regulations", NWT.

The diamond results of 98DO29N-06 were as follows:

DDH	*Diamonds With one Dimension >0.5mm.*	*Diamonds With all Dimensions <0.5mm.*	*Number Diamonds In 1.0 mm. Sieve*	*Number Diamonds In 0.5 mm. Sieve*	*Total Diamond Count*	*Total Kilograms Processed*
98DO29-06	1	11	0	1	12	82.7

No results from the 1993 drill holes are available to Dentonia.

A general review of the geology of WO claim blocks in 1999 observed.

> "The pyrope and clinopyroxene dispersion pattern appears to be originating from a source area west-northwest of DO29N [the area of new gravity anomaly, see sketch]. This area requires re-examination of the geophysical data set for target selection.

This process has now been completed and it is anticipated that testing of the 22 anomalies in the WO block and the 2 untested anomalies in the DHK block will begin sometime in March, 2002.

Review of DO27

The review of the DO27 bulk sample 1994 may be summaries as follows:

> "--- it is suggested that this (further work) initially focuses on reconciling the apparent discrepancy between the micro diamond and bulk sampling results.

It should be noted that due to a shallow lake cover, the sample drift in 1994 attempted to avoid prior drill holes, i.e. avoid water seepage, and a direct correlation between drill hole micro diamond count and the sample drift grade may not be possible from existing data.

The impact of a multi-facies pipe, the different between the "black lithic olivine crystal tuff", or the North-Western Lobe, and the "apple green tuff" facies, or the Southern Lobe, has still not been answered. It appears that 29 out of the 33 bulk sample piles were obtained from the "hypabyssal kimberlite sheet", "black lithic olivine crystal tuff" and "transition zone" and only about 4 piles were taken from the "apple green tuff", or Southern Lobe, see sketch II.

The "transition" or "contact zone" consists of the area of DO27 pipe, where the North-Western Lobe and Southern Lobe intersect and overlap, as stated "the black lithic olivine crystal tuff" (Northern-Western Lobe) gradually grades into the "apple green tuff" (Southern Lobe).

The northern arm (drift 2) was entirely within and at the edge of North-Western Lobe whereas the southern arm (drift 1) was mostly within the North-Western Lobe and only about 10-15m of the drift were at the edge and within the Southern Lobe, in other words, no spatially representative bulk sample was ever taken from the Southern Lobe, which appears to be the main kimberlite facies within the DO27.

Below are detailed results of some of 1993 diamond drill holes.

Northwestern Lobe and/or
Transition Zone

Drill Hole	Sample Weight kg	Micros <0.5mm	Macros >0.5mm	Macros/10kg
DO27-19	142.90	73	30	2.09 closes to drift
DO27-05	91.20	100	33	3.62
DO27-18	32.00	24	13	4.06
Average macro diamond count 10 kg				3.26

DO27-19 is located between Drift 1 and Drift 2, taken from transition zone.

Apple Green Tuff – Southern Lobe

Drill Hole	Sample Weight kg	Micros <0.5mm	Macros >0.5mm	Macros/10kg
DO27-07	180.40	162	62	3.44 center
DO27-20	140.70	103	45	3.20 south
DO27-10	71.80	71	20	2.79 south
Average macro diamond count 10 kg				3.14

The DO27 consists of three facies, or eruptive events. The DO18 of one facies, or eruptive event.

Distance between the end of drift 1 (Southern Arm) and DO27-10 is 275m, The grade at the end of drift 1 is 0.536 ct/t and overall grade of the pyroclastic facies is 0.36 ct/t with diamond values of less than $30 US/ct.

For comparison purposes, below is a table reproduced from Canaccord Research Report, Daily Letter 19, December 3, 2001:

Table II: Selective macro counts comparisons

Kimberlite Property	Ownership	Sample Weight Kg	# of Micro 0.1-0.5 mm	# of Macro >0.5 mm	Macro's Per 10 kg
Potentilla	Ashton/NEM/CAL	207.8	230	22	1.06
Artemisia	Ashton/PUG	103.2	342	38	3.68
Point Lake (Ekati)	BHP/Dai Met	59	65	16	2.71*
Koala (Ekati)	BHP/Dia Met	268.4	38	51	1.9
A-21 (Diavik)	RTZ/Aber	154.6	116	38	2.46
Average Macro diamond count on a 10kg sample					2.36

*Such comparisons are only a general "litmus" test as target size, stone quality, the level of homogeneous distribution, or lack there-of, and value per carat figures are also required prior to confirming economic parameters. A comparably good macro count does not always result in an economic discovery (i.e.: *Point Lake)*

Source: Canaccord Research

Independent studies of the diamond population from the bulk sample of DO27 (the Northern-Western and Southern Lobes taking together – referred to as the pyroclastic facies) suggest that the diamonds are of acceptable quality but small.

An infrared study of the same population confirms an abundance of nitrogen free diamonds (5%) within this population, such deposits may host large diamonds (see 2001 Annual Report) and opens the possibility of finding larger diamonds in a more representative sample. Taylor et al reported the absence of nitrogen free diamonds in the Point Lake pipe, this fact may explain its current sub economic status.

Analyses of the indicator minerals from the DO27 and DO18 carried out in 1997 established that harzburgitic (peridotitic) and eclogitic garnets are present in the pyroclastic facies of DO27, no distinction was drawn between the two facies; Northwestern Lobe and Southern Lobe. Chromites tested fall within the diamond stability field.

Indicator minerals, both peridotitic and eclogitic garnets, are present in the DO18, to quote:

> "The pipe has harzburgitic and eclogitic garnets, which suggests potential for diamonds sourced from each of these rock types. Diamond stability field chromite is also considered a positive diamond indicator mineral in some parts of the world."

The DO18 was never bulk sample, only an attempt was made, which was aborted due to a "boulder problem".

The foregoing data and observations suggest a substantial scope for further exploration of the DO27 and DO18 pipes, and good possibilities of finding additional new kimberlites on the WO claim block.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

SKETCH " I "


555000E
555200E
555400E
555600E
555800E
7133400N
7133200N
7133000N
7132800N
7132600N
Tli Kwi Cho
Approx. 2100 metres northeast
WO-6 CLAIM
This portion of WO block together with DO 27 and DO 18 (Tli Kwi Cho) is taken to Lease
Claim Boundary (Western Lease Boundary)
Falcon™ Target Outline
Lake
98 DO29N-06
DO29N
Magnetic Anomaly
Legend
Drill hole

DHK DIAMONDS INC.

WO-9 (PRIORITY 1)

(553310E, 7133040N)

POSSIBLE NON MAGNETIC LOBE OF DO29N

WO BLOCK

NORTHWEST TERRITORIES


METRES
0
100
200
300


DRILL HOLE
ESTIMATED PIPE OUTLINE
scale 1:5000
0
250
metres
7100E
7200E
7300E
7400E
7500E
7600E
N
SKETCH "II"
34,500N
34,400N
34,300N
34,200N
34,100N
34,000N
33,900N
33,800N
33,700N
33,600N
33,500N
DO-18
DO-27
NORTHWESTERN LOBE
EASTERN LOBE
SOUTHERN LOBE
BLACK FRAGMENTAL
DRIFT 2
DRIFT 1
DECLINE 1994
W.L. 425.4
TRANSITION ZONE
HYPABYSSAL SHEET
GRANITIC RAFT